Exhibit 99.1

Trina Solar Announces Results of 2016 Annual General Meeting of Shareholders

CHANGZHOU, China, September 19, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, announced today that it held its 2016 annual general meeting of shareholders on September 19, 2016. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1.              Re-election of Mr. YEUNG Kwok On as a director of the Company;

2.              Re-election of Mr. ZHAO Qian as a director of the Company; and

3.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2016 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Trina Solar Limited Merry Xu, Interim CFO Email: merry.xu@trinasolar.com	Christensen IR Linda Bergkamp Phone: +1 480 614 3014 (US) Email: lbergkamp@ChristensenIR.com
Yvonne Young Investor Relations Director Email: ir@trinasolar.com